UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Flamel Technologies S.A.

(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F ☐

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

INFORMATION FILED WITH THIS REPORT

Document Index

99.1	Notice of an Ordinary and Extraordinary General Meeting of Shareholders on June 22, 2005

99.2	Draft Resolutions submitted to the Ordinary and Extraordinary General Meeting of Shareholders to be held on June 22, 2005

99.3	Draft Resolutions proposed by Oscar S. Schafer & Partners I LP, Oscar S. Schafer & Partners II LP and O.S.S. Overseas Fund Ltd submitted to the Ordinary and Extraordinary General Meeting of Shareholders to be held on June 22, 2005

99.4	Management Report prepared by the Board of Directors and presented to the Annual Ordinary General Shareholders’ Meeting to be held on June 22, 2005

99.5	Chairman’s Report on the Conditions of Preparation and Organization of the Board of Directors and on the Internal Control Procedures implemented by the Company, presented to the Ordinary General Shareholders’ Meeting to be held on June 22, 2005

99.6	Board Report to be submitted to the Extraordinary Shareholders’ Meeting to be held on June 22, 2005

99.7	Special Report on Stock Options

99.8	Financial Results of the Past Five Years

99.9	Form of Proxy

99.10	Document and Information Request Form

99.11	Letter of the Chairman to the Shareholders dated May 19, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies S.A.

Dated: May 20, 2005	By:	/s/ Stephen H. Willard

Name: Stephen H. Willard
Title: Executive Vice President, Chief Financial Officer and General Counsel

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